Debevoise & Plimpton LLP 919 Third Avenue New York, NY 10022 +1 212 909 6000

March 22, 2021

David Gessert

Staff Attorney

U.S. Securities and Exchange Commission

Office of Trade & Services

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Jackson Financial Inc.

Draft Registration Statement on Form 10

Submitted December 23, 2020

CIK No. 0001822993

Dear Mr. Gessert:

This letter sets forth the responses of Jackson Financial Inc. (the “Registrant”) to the comments contained in your letter, dated January 19, 2021, relating to the Draft Registration Statement on Form 10, confidentially submitted by the Registrant on December 23, 2020 (the “Draft Registration Statement”). The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold italicized text below, and the Registrant’s responses are set forth in plain text immediately following each comment.

The Registrant is filing, via EDGAR, a Registration Statement on Form 10 (the “Registration Statement”). Capitalized terms used but not defined herein have the meanings assigned to them in the Registration Statement.

Draft Registration Statement on Form 10

Information Statement Summary

Our Company—Advisor Compensation Arrangements, page 4

1.	Please revise your disclosure to state the percent change in the number of investment advisor representatives licensed to sell your annuities through the latest most practicable date.

In response to the Staff’s comment, the Registrant advises the Staff that this statistic has been revised in the Registration Statement to reflect the change in the number of independent registered investment advisors within the industry utilizing annuities as part of their practice from the year ended December 31, 2015 through the year ended December 31, 2019, which is the latest most practicable date.

David Gessert	2	March 22, 2021

Organizational Structure, page 15

2.

Please revise the “Public Investors” box on the top row of the chart illustrating your ownership and organizational structure on page 16 to better reflect the nature of those shareholders given your separation from Prudential plc is being affected by way of a spinoff distribution rather than by way of an initial public offering.

In accordance with the Staff’s comment, the Registrant has revised the relevant disclosure to reflect a spinoff distribution by labeling those shareholders “Existing Prudential Shareholders.”

Treatment of Prudential ADRs, page 88

3.	Please confirm that the Share Sale Option is available to some of the Prudential ADR Holders, or advise.

In accordance with the Staff’s comment, the Registrant has revised the relevant disclosure to reflect that the Share Sale Option will be available to Prudential ADR Holders who are registered holders of 5,000 or fewer Prudential ADRs, which represents 10,000 or fewer Prudential ordinary shares.

* * * * *

David Gessert	3	March 22, 2021

If you have any questions regarding this letter, please do not hesitate to call me at (212) 909-6375 or Eric T. Juergens at (212) 909-6301.

Best Regards,

/s/ Peter J. Loughran

Peter J. Loughran

cc:	David Gessert

Susan Block

Michael Volley

Amit Pande

U.S. Securities and Exchange Commission

Julia Goatley

Jackson Financial Inc.

Enclosures